UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Collateral Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

193921 10 3

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 193921 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) H. Kirk Hammond

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,574,357 (1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 1,574,357 (1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,574,357 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 11.7% as of December 31, 2001

12.	Type of Reporting Person (See Instructions) IN

(1)                                  Includes 142,350 shares issuable upon exercise of options exercisable within 60 days of December 31, 2001.  Excludes 72,200 shares held in a family trust for the benefit of Dr. Hammond’s children, 142,500 shares held in a trust for the benefit of Talisin T. Hammond and 142,500 shares held in a trust for the benefit of Shura X. Hammond.  Dr. Hammond disclaims beneficial ownership of the shares held by these trusts.

*SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.
	(a)	Name of Issuer Collateral Therapeutics, Inc.
	(b)	Address of Issuer's Principal Executive Offices 11622 El Camino Real San Diego, California 92130

Item 2.
	(a)	Name of Person Filing H. Kirk Hammond
	(b)	Address of Principal Business Office or, if none, Residence 11622 El Camino Real San Diego, California 92130
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock, par value $.001 per share
	(e)	CUSIP Number 193921 10 3

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.
(a) Amount beneficially owned: See Row 9 of cover page.
(b) Percent of class: See Row 11 of cover page.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Row 5 of cover page.
(ii) Shared power to vote or to direct the vote -0-
(iii) Sole power to dispose or to direct the disposition of See Row 7 of cover page.
(iv) Shared power to dispose or to direct the disposition of -0-

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired in and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2002

/s/ H. Kirk Hammond
H. Kirk Hammond